Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900
Fax    : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

December 11, 2018

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

Please find enclosed a Press Release on “Dr. Reddy’s announces the launch of over-the-counter store brand equivalent of Prilosec OTC® (Omeprazole Delayed-Release) Tablets, 20 mg in the U.S. Market.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY’S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Saunak SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	Calvin Printer calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s announces the launch of over-the-counter
store brand equivalent of Prilosec OTC® (Omeprazole
Delayed-Release) Tablets, 20 mg in the U.S. Market

Hyderabad, India, December 11, 2018	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. December 11, 2018— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) announced today the launch of Omeprazole Delayed-Release Tablets, 20 mg, an over-the-counter (OTC) store-brand equivalent of Prilosec® OTC (omeprazole delayed-release) Tablets, 20 mg, in the United States market as approved by the U.S. Food and Drug Administration (USFDA).

OTC Omeprazole Delayed-Release Tablets, 20 mg, is a proton pump inhibitor used to treat frequent heartburn occurring two or more days per week in adults*.

“This launch illustrates our continued commitment to the OTC business as well as the depth and breadth of our OTC portfolio,” says Milan Kalawadia, Vice President and Head, US OTC and Speciality Rx businesses, Dr. Reddy’s Laboratories. “We look forward to collaborating with our customers to provide high-quality, affordable alternatives to consumers.”

The combined market of Prilosec OTC® and private label omeprazole OTC products had U.S. retail sales of approximately $492 million for the most recent twelve months ending in October 2018 according to IRI†.

Dr. Reddy’s Omeprazole Delayed-Release Tablets, 20 mg, is available in 14 count bottles sold in cartons of 1, 2, or 3 bottles each. Each bottle contains one complete 14-day course of treatment. Use only as directed.

*May take 1 to 4 days for full effect. †IRI Latest 52 wks. period ending October 2018 Prilosec® is a registered trademark of AstraZeneca AB. OTC-___-1218

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues. The company assumes no obligation to update any information contained herein.